Exhibit 99.1

BAYTEX ANNOUNCES CLOSING OF AURORA ACQUISITION
AND CONFIRMS 9% DIVIDEND INCREASE

CALGARY, ALBERTA (June 11, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces the closing of its previously announced acquisition of all of the shares of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian law (the “Arrangement”).

Concurrent with closing of the Arrangement, the monthly dividend on our common shares will increase by 9% to $0.24 from $0.22 per share. This increased dividend level will be effective in respect of June operations and will be paid on July 15, 2014 to shareholders of record on June 30, 2014. The annualized dividend of $2.88 per share represents a dividend yield of approximately 6.0% based on the closing price of our common shares on the Toronto Stock Exchange (“TSX”) on June 10, 2014 of $47.68.

We expect to provide revised guidance for 2014 in early July. The guidance will include a full update incorporating the acquisition of Aurora and any modifications to our current capital spending plans.

Based on cash consideration payable for Aurora of A$4.20 (Australian dollars) per share, the total purchase price is estimated at $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness).

To partially finance the acquisition, Baytex completed the issuance of 38,433,000 subscription receipts (the “Subscription Receipts”) at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. Upon completion of the Arrangement, each holder of Subscription Receipts became entitled to receive one common share for each Subscription Receipt held. Holders of Subscription Receipts will also receive a payment of $0.88 in cash per Subscription Receipt, less any applicable withholding taxes (the "Dividend Equivalent Payment"), representing the four dividends declared from the date the Subscription Receipts were issued to the date of the closing of the Arrangement. Baytex expects that holders of Subscription Receipts will receive their common shares and the Dividend Equivalent Payment to which they are entitled in their brokerage accounts within a few days. Holders of Subscription Receipts are not required to take any action in order to receive their common shares and Dividend Equivalent Payment.

We expect that trading in the Subscription Receipts on the TSX will be halted prior to market open and will be de-listed after market close today.

As a result of the closing of the Arrangement, the gross proceeds of our US$800 million private placement offering of senior notes (the “Notes”) will be released from escrow today. Approximately US$745.5 million of the net proceeds from the offering of the Notes will be used to purchase the notes tendered and accepted for purchase in our previously announced cash tender offers and consent solicitations for the 9.875% Senior Notes due 2017 (the "9.875% Notes") and the 7.50%

Baytex Energy Corp.
Press Release – June 11, 2014

Senior Notes due 2020 (the "7.50% Notes") of Aurora USA Oil & Gas, Inc., which expired at 5:00 p.m. EST on June 10, 2014. Baytex accepted valid tenders and consents from holders of US$357,100,000 in aggregate principal amount of 9.875% Notes, representing 97.84% of the outstanding aggregate principal amount of 9.875% Notes, and US$293,600,000 in aggregate principal amount of 7.50% Notes, representing 97.87% of the outstanding aggregate principal amount of 7.50% Notes. The remaining net proceeds will initially be used to reduce Baytex's outstanding indebtedness under its revolving credit facilities which will subsequently be re-drawn for general corporate purposes.

As a result of the closing of the Arrangement and the completion of the tender offers and consent solicitations for the 9.875% Notes and the 7.50% Notes, the existing credit facilities of Baytex were replaced with a $1.0 billion revolving unsecured credit facility with a four-year term, a $200 million unsecured term loan facility with a two-year term and a US$200 million revolving unsecured credit facility with a four-year term for a U.S. subsidiary of Aurora.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; the estimated total purchase price for the acquisition of Aurora, including the estimated level of assumed indebtedness; the timing of future guidance incorporating the acquisition of Aurora and any modifications to our current capital spending plans; our plans to increase the dividend on our common shares upon completion of the acquisition of Aurora; the anticipated timing of receipt by the former holders of Subscription Receipts of the common shares and the Dividend Equivalent Payment to which they are entitled; the release of the net proceeds from the offering of the Notes from escrow; and the use of the net proceeds from the offering of the Notes. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the Arrangement; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties

Baytex Energy Corp.
Press Release – June 11, 2014

and our ability to acquire reserves; changes in government regulations that affect the oil and gas industry; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts are in Canadian dollars unless otherwise noted.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford and Williston Basin in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com